UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-35715

JX Luxventure Limited

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

As previously disclosed in the current report on form 6-K, dated August 29, 2024, by JX Luxventure Limited (the “Company”), on August 26, 2024, the Company and the eight holders (the “Holders”) of the Company’s promissory notes (the “Notes”), in the total principal amount of $3,000,000 (the “Total Indebtedness”), entered into a debt exchange agreement (the “Exchange Agreement”), which provided that the closing of the Exchange Agreement to occur upon satisfaction of all conditions set forth in the Exchange Agreement, including, among other things, the filing of the Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock (the “Certificate of Designation of Series E Stock”) with the Registrar of the Corporation under the Marshall Islands Business Corporations Act.

On September 23, 2024, the Certificate of Designation of Series E Stock was filed with the Registrar of the Corporation, establishing the Series E Stock. A filed copy of the Certificate of Designation of Series E Stock is attached hereto as Exhibit 10.1 and incorporated to this current report on Form 6-K.

On September 26, 2024, the Company and the Holders closed the transactions contemplated by the Exchange Agreement. At the closing, the Company issued 125,000 shares of Series E Stock to each Holder (an aggregate of 1,000,000 shares of Series E Stock to all Holders) in exchange for the cancellation of the Note issued by the Company to such Holder in the principal amount of $375,000, representing each Holder’s portion of the Total Indebtedness.

The issuance of the shares of Series E Stock was exempt from registration requirements under Section 4(a)(2), Rule 506(b) of Regulation D (“Regulation D”) and/or Regulation S, as promulgated by the Securities and Exchange Commission thereunder.

EXHIBIT LIST

Exhibit No.	Description
10.1	Designations of Series E Convertible Preferred Stock

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2024	JX Luxventure Limited

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

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